Exhibit 99.1

CONSISTENT EXECUTION: STRONG Q3 2025 RESULTS

•Net revenues of Euro 1,766 million, up 7.4% versus prior year, with total shipments of 3,401 units
•Operating profit (EBIT)(1) of Euro 503 million, up 7.6% versus prior year, with Operating profit (EBIT) margin of 28.4%
•Net profit of Euro 382 million and diluted EPS at Euro 2.14
•EBITDA(1) of Euro 670 million, up 5.0% versus prior year, with EBITDA margin of 37.9%
•Industrial free cash flow(1) generation of Euro 365 million
•2025 guidance revised upward during the Capital Markets Day

“We continue to advance with conviction and strong visibility on our development path. At our Capital Markets Day, we have defined a clear trajectory in the long-term interests of our brand, setting the floor for sustainable growth toward 2030” said Benedetto Vigna, CEO of Ferrari. “On the product front, we continue to provide our clients with maximum freedom of choice in terms of powertrain. As a leader, we embrace the responsibility to demonstrate that our interpretation of electric technology – embodied in the Ferrari Elettrica – will once again drive innovation”.

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2025	2024	Change			2025	2024	Change
3,401	3,383	18	1%	Shipments (units)	10,488	10,427	61	1%
1,766	1,644	122	7%	Net revenues	5,344	4,941	403	8%
503	467	36	8%	Operating profit (EBIT)	1,597	1,420	177	12%
28.4%	28.4%	-		Operating profit (EBIT) margin	29.9%	28.7%	120 bps
382	375	7	2%	Net profit	1,219	1,140	79	7%
2.14	2.08	0.06	3%	Basic EPS (in Euro)	6.83	6.32	0.51	8%
2.14	2.08	0.06	3%	Diluted EPS (in Euro)	6.82	6.31	0.51	8%
670	638	32	5%	EBITDA	2,072	1,912	160	8%
37.9%	38.8%	(90 bps)		EBITDA margin	38.8%	38.7%	10 bps

1     The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 4, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(2) for the third quarter and nine months ended September 30, 2025.

Shipments(3)(4)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2025	2024	Change			2025	2024	Change
1,449	1,426	23	2%	EMEA	4,796	4,654	142	3%
1,045	1,070	(25)	(2%)	Americas(5)	3,060	3,048	12	0%
248	281	(33)	(12%)	Mainland China, Hong Kong and Taiwan(6)	759	876	(117)	(13%)
659	606	53	9%	Rest of APAC	1,873	1,849	24	1%
3,401	3,383	18	1%	Total Shipments	10,488	10,427	61	1%

Shipments totaled 3,401 units in Q3 2025, substantially flat versus the prior year.
The geographic breakdown reflects the Company’s allocation strategy to preserve the brand’s exclusivity. In the quarter, EMEA was up 23 units, Americas was down 25 units, Mainland China, Hong Kong and Taiwan decreased by 33 units and Rest of APAC increased by 53 units.
Deliveries in the quarter were driven by the 296 GTS, the Purosangue, the 12Cilindri family, which continued its ramp up phase, and the Roma Spider. In the quarter, the SF90 XX family increased its contribution, while the 296 GTB approached the end of its lifecycle and the SF90 Spider phased out in the quarter. Shipments of the Daytona SP3 were lower than the prior year, also completing its limited series run in the quarter.
The products delivered in the quarter included six internal combustion engine (ICE) models and five hybrid engine models, which represented 57% and 43% of total shipments, respectively.

2    These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 918 units in Q3 2025 (-23 units or -2% vs Q3 2024) and 2,628 units in 9M 2025 (+15 units or +1% vs 9M 2024) in the United States of America
6    Of which 153 units in Q3 2025 (-37 units or -19% vs Q3 2024) and 509 units in 9M 2025 (-124 units or -20% vs 9M 2024) in Mainland China

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
1,479	1,400	6%	8%	Cars and spare parts(7)	4,522	4,256	6%	7%
211	174	21%	22%	Sponsorship, commercial and brand(8)	607	487	25%	26%
76	70	9%	13%	Other(9)	215	198	9%	10%
1,766	1,644	7%	9%	Total net revenues	5,344	4,941	8%	9%

Net revenues for Q3 2025 were Euro 1,766 million, up 7.4% (9.3% at constant currency(1)).
Revenues from Cars and spare parts were Euro 1,479 million, up 5.6% (7.6% at constant currency), thanks to a richer product mix, as well as increased personalizations, despite lower deliveries of the Daytona SP3.
Sponsorship, commercial and brand revenues reached Euro 211 million, up 21.0% (22.0% at constant currency), mainly attributable to sponsorships and lifestyle activities, as well as higher commercial revenues linked to the better prior year Formula 1 ranking.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 32 million, mostly related to the US Dollar.

7    Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
8    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including lifestyle collections, merchandising, licensing and royalty income
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three and nine months ended September 30, 2024 only, from the sale of engines to Maserati

EBITDA and Operating profit (EBIT)

For the three months ended				(Euro million)			For the nine months ended
September 30,				September 30,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
670	638	5%	8%	EBITDA	2,072	1,912	8%	9%
503	467	8%	12%	Operating profit (EBIT)	1,597	1,420	12%	14%

Q3 2025 EBITDA reached Euro 670 million, up 5.0% versus the prior year and with an EBITDA margin of 37.9%.
Q3 2025 Operating profit (EBIT) was Euro 503 million, increased 7.6% versus the prior year and with an Operating profit (EBIT) margin of 28.4%.
Volume was substantially flat.
The Mix / price variance performance was positive for Euro 25 million, mainly reflecting the enrichment of the product mix, sustained by the deliveries of the SF90 XX and the 12Cilindri families, and increased personalizations, partially offset by lower deliveries of the Daytona SP3 and higher US import tariffs.
Industrial costs / research and development expenses decreased Euro 12 million year over year, with lower industrial costs and depreciation and amortization, partially offset by higher development costs for racing.
SG&A grew Euro 23 million mainly reflecting racing expenses and brand investments.
Other changes were positive for Euro 32 million, mainly thanks to racing and lifestyle activities.

Net financial charges in the quarter were Euro 13 million compared to Euro 1 million in the prior year, mainly resulting from net foreign exchange rates impact and lower interest income on liquidity held by the Group, partially offset by lower interest expenses on debt.
The effective tax rate(10) in the quarter was 22.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Net profit for the quarter was Euro 382 million, up 1.8% versus the prior year, and the diluted earnings per share for the quarter reached Euro 2.14, compared to Euro 2.08 in Q3 2024.
Industrial free cash flow in the quarter was strong at Euro 365 million, driven by the increased EBITDA from industrial activities partially offset by capital expenditures(11) of Euro 230 million, and a negative change in working capital, provisions and other for Euro 55 million.
Net Industrial Debt(1) as of September 30, 2025 was Euro 116 million, compared to Euro 338 million as of June 30, 2025, also reflecting the share repurchases of Euro 132 million. As of September 30, 2025, total available liquidity was Euro 1,968 million (Euro 2,068 million as of June 30, 2025), including undrawn committed credit lines of Euro 550 million.

10    In 2025 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
11    Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

2025 guidance revised upward during the Capital Markets Day of last October 9th, based on the following updated assumptions:
•Stronger product mix and personalizations
•Lower industrial costs in H2 compared to our initial expectations, despite higher US tariffs and greater FX headwind
•Higher industrial free cash flow generation driven by profitability and stronger collection of advances in the year

(€B, unless otherwise stated)	2024	PREVIOUS 2025 GUIDANCE	2025 GUIDANCE REVISED UPWARD ON OCTOBER 9
NET REVENUES	6.7	>7.0	≥7.1
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥2.72 ≥38.3%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥2.06 ≥29.0%
ADJ. DILUTED EPS (€)	8.46(12)	≥8.60(12)	≥8.80(13)
INDUSTRIAL FCF	1.03	≥1.20	≥1.30

Q3 2025 highlights:
•On July 31, 2025, Ferrari announced its intention to complete its multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day with an eighth tranche of up to Euro 360 million, which started on August 22, 2025 and is expected to end no later than December 18, 2025.
•On September 9, 2025, Ferrari unveiled its latest sports cars, the 849 Testarossa and the 849 Testarossa Spider. The cars, which replace the SF90 Stradale and the SF90 Spider in the range, are hybrid plug-in super sports berlinetta equipped with three electric motors alongside the mid-rear twin-turbo V8, delivering a total of 1050 cv, 50 more than the cars they replace.
•On September 30, 2025, Ferrari announced the renewal of the multiyear partnership with CEVA Logistics, that will continue to support Ferrari's racing and logistic activities.

Subsequent events:
•On October 6, 2025, Ferrari announced the completion of the e-Vortex, the new test circuit adjacent to the Fiorano track. The new infrastructure, approximately two kilometers long and covering an area of 37,000 square meters, represents a fundamental step forward in improving the functional testing of sports cars fresh off the production line.
•On October 9, 2025, Ferrari revealed the production-ready chassis and components of its new electric car, the first full-electric model in the history of the Prancing Horse. This model is a milestone in the brand’s technology neutrality strategy, which encompasses internal combustion engines, HEV and PHEV powertrains, and now, fully electric drive.

12    Calculated using the weighted average diluted number of common shares as of December 31, 2024 (179,992 thousand)
13    Calculated using the weighted average diluted number of common shares as of June 30, 2025 (178,648 thousand)

•On October 9, 2025, Ferrari presented, at its Capital Markets Day, the 2030 Strategic Plan and its profitability targets for the end of the decade.
•On October 31, 2025, Ferrari announced a multi-year partnership agreement with BingX, a leading crypto exchange and Web3 company. Taking effect on January 1, 2026, BingX will become a Team Partner of Scuderia Ferrari HP.
•Under the eighth tranche of the multi-year common share repurchase program announced on July 31, 2025, from October 1, 2025 to October 31, 2025 the Company purchased 353,679common shares for a total consideration of Euro 126 million. At October 31, 2025 the Company held in treasury an aggregate of 16,352,507common shares equal to 8.95% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
This document, and in particular the section entitled “2025 Guidance revised upward during the 2025 Capital Markets Day”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of its cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2025	2024		2025	2024
230	249	Capital expenditures(11)	693	712
106	119	of which capitalized development costs(14) (A)	326	352
138	128	Research and development costs expensed (B)	444	401
244	247	Total research and development (A+B)	770	753
84	84	Amortization of capitalized development costs (C)	236	247
222	212	Research and development costs as recognized in the consolidated income statement (B+C)	680	648

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14    Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2025	2024		2025	2024
1,766	1,644	Net revenues	5,344	4,941
882	827	Cost of sales	2,586	2,465
160	135	Selling, general and administrative costs	469	402
222	212	Research and development costs	680	648
2	6	Other expenses/(income), net	20	12
3	3	Results from investments	8	6
503	467	Operating profit (EBIT)	1,597	1,420
13	1	Financial expenses/(income), net	34	3
490	466	Profit before taxes	1,563	1,417
108	91	Income tax expenses	344	277
22.0%	19.5%	Effective tax rate	22.0%	19.5%
382	375	Net profit	1,219	1,140
2.14	2.08	Basic EPS (€)	6.83	6.32
2.14	2.08	Diluted EPS (€)	6.82	6.31
670	638	EBITDA	2,072	1,912
658	628	of which EBITDA (Industrial activities only)	2,040	1,882

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2025			2025
2025	at constant		2025	at constant
	currency			currency
1,479	1,502	Cars and spare parts	4,522	4,528
211	210	Sponsorship, commercial and brand	607	610
76	79	Other	215	218
1,766	1,791	Total net revenues	5,344	5,356

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2025			2025
2025	at constant		2025	at constant
	currency			currency
670	682	EBITDA	2,072	2,071
503	515	Operating profit (EBIT)	1,597	1,596

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2025	2024	Change		2025	2024	Change
382	375	7	Net profit	1,219	1,140	79
108	91	17	Income tax expense	344	277	67
13	1	12	Financial expenses/(income), net	34	3	31
167	171	(4)	Amortization and depreciation	475	492	(17)
670	638	32	EBITDA	2,072	1,912	160
-	-	-	Adjustments	-	-	-
670	638	32	Adjusted EBITDA	2,072	1,912	160

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2025	2024	Change		2025	2024	Change
503	467	36	Operating profit (EBIT)	1,597	1,420	177
-	-	-	Adjustments	-	-	-
503	467	36	Adjusted Operating profit (EBIT)	1,597	1,420	177

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2025	2024	Change		2025	2024	Change
382	375	7	Net profit	1,219	1,140	79
-	-	-	Adjustments	-	-	-
382	375	7	Adjusted net profit	1,219	1,140	79

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,			September 30,
2025	2024	Change		2025	2024	Change
381	374	7	Net profit attributable to the owners of the Company	1,217	1,137	80
178,148	179,586		Weighted average number of common shares (thousand)	178,340	179,928
2.14	2.08	0.06	Basic EPS (in Euro)	6.83	6.32	0.51
-	-	-	Adjustments	-	-	-
2.14	2.08	0.06	Adjusted basic EPS (in Euro)	6.83	6..32	0.51
178,348	179,840		Weighted average number of common shares for diluted earnings per common share (thousand)	178,540	180,182
2.14	2.08	0.06	Diluted EPS (in Euro)	6.82	6.31	0.51
-	-	-	Adjustments	-	-	-
2.14	2.08	0.06	Adjusted diluted EPS (in Euro)	6.82	6.31	0.51

15    For the three and nine months ended September 30, 2025, and 2024 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Sept. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Debt	(2,870)	(3,158)	(3,334)	(3,352)
of which leased liabilities as per IFRS 16	(169)	(168)	(178)	(126)
Cash and Cash Equivalents	1,418	1,518	1,915	1,742
Net (Debt)/Cash	(1,452)	(1,640)	(1,419)	(1,610)
Net (Debt)/Cash of Financial Services Activities	(1,336)	(1,302)	(1,370)	(1,430)
Net Industrial (Debt)/Cash	(116)	(338)	(49)	(180)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets of our financial services activities.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2025	2024		2025	2024
557	587	Cash flow from operating activities	1,833	1,433
(230)	(249)	Investments in property, plant and equipment and intangible assets	(693)	(712)
327	338	Free Cash Flow	1,140	721
(38)	(26)	Free Cash Flow from Financial Services Activities	(77)	(85)
365	364	Free Cash Flow from Industrial Activities(16)	1,217	806

16    Free cash flow from industrial activities for the three and nine months ended September 30, 2025, includes €3M mainly related to withholding taxes, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and nine months ended September 30, 2024, includes €2M mainly related to withholding taxes, which were paid in the following quarters.

On November 4, 2025, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2025 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.